Exhibit 97.1

POLICY FOR THE
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Policy Owner:	Legal Department
Original Release:	October 12, 2023
Recent Update:	December 12, 2024

A.OVERVIEW

In accordance with the Listing Rule 5608 of The Nasdaq Stock Market (the “Nasdaq Rules”), Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board of Directors (the “Board”) of BuzzFeed, Inc. (the “Company”) has adopted this Policy (the “Policy”) to provide for the recovery of erroneously awarded Incentive-based Compensation from Executive Officers. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section C, below.

B.RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

(1)In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with the Nasdaq Rules and Rule 10D-1 under the Exchange Act as follows:

(i)After an Accounting Restatement, the Compensation Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (the “Committee”) shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly provide each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.

(ii)The Committee shall have sole discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances, which may include, without limitation: (a) requiring reimbursement of cash compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (c) offsetting the recouped amount from any compensation otherwise owed; (d) canceling outstanding equity awards which are unvested and/or, in the case of restricted share units, which are vested but have yet to settle; and/or (e) taking any other remedial and recovery action permitted by law, as determined by the Committee.

(iii)Notwithstanding the foregoing, except as set forth in Section B(2) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.
POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION            1

(iv)To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

(v)To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence. All claims and disputes arising under or relating to such recovery will be settled by binding arbitration to take place in the New York City or Los Angeles metropolitan areas. An award of arbitration may be confirmed in a court of competent jurisdiction.

(2)Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section B(1) above if the Committee determines that recovery would be impracticable and either of the following two conditions are met:

(i)the Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) and provided such documentation to the Nasdaq; or

(ii)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

C.DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(1)“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).

(2)“Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by an Executive Officer (a) on or after the effective date of this Policy, (b) after beginning service as an Executive Officer, (c) who served as an Executive Officer at any time during the performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (d) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (e) during the applicable Clawback Period.

POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION                        2

(3)“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date, as well as, if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years (as a transition period of at least nine months counts as a completed fiscal year).

(4)“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. For Incentive-based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement: (a) the amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was Received; and (b) the Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the Nasdaq.

(5)“Executive Officer” means each individual who is currently or was previously designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).

(6)“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, whether or not in accordance with generally accepted accounting principles (GAAP, and all other measures that are derived wholly or in part from such measures, including without limitation, revenues, net income, earnings before interest, taxes, depreciation, and amortization (EBITDA), operating profit or earnings from operations, however designated, funds from operations, liquidity measures such as working capital or operating cash flow, return measures such as return on invested capital or return on assets, earnings measures such as earnings per share, stock price, and total shareholder return. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

(7)“Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure which may include, without limitation, annual bonuses and other short- and long-term cash incentives, stock options, and restricted stock units. For the avoidance of doubt, Incentive-Based Compensation does not include annual salary, compensation awarded based on completion of a specified period of service, or compensation awarded based on subjective standards, strategic measures, operational measures, unless also based on attainment of a Financial Reporting Measure.

(8)“Nasdaq” means The Nasdaq Stock Market LLC.

(9)“Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION                        3

(10)“Restatement Date” means the earlier to occur of (a) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, and (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

(11)“SEC” means the U.S. Securities and Exchange Commission.

D.DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy required by applicable SEC and rules.

E.PROHIBITION OF INDEMNIFICATION

The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy). Without limiting the generality of the foregoing, the Company shall not be permitted to pay or reimburse any Executive Officer for the cost of third-party insurance purchased by them to fund their potential obligations under this Policy.

F.ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals and need not be uniform with respect to each Executive officer covered by this Policy.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with the Nasdaq Rules, Section 10D and Rule 10D-1 under the Exchange Act, and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith.

G.INITIAL AND ANNUAL CERTIFICATION

Every Executive Officer must certify that they will abide by this Policy; a form of such certification is attached hereto as Exhibit A. This certification will be administered annually as long as an individual remains an Executive Officer. However, the failure to provide such notice or obtain such acknowledgement shall not affect the applicability or enforceability of this Policy.

H.OTHER RECOVERY RIGHTS

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent of the law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to,

POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION                        4

and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement. Nothing in this Policy or related recovery shall limit any claims, damages, or other remedies the Company may have against an Executive Officer.
I.EFFECTIVE DATE; RETROACTIVE APPLICATION

This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by the Executive Officer on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to the Executive Officer prior to the Effective Date. Without limiting the generality of Paragraph B hereof, and subject to applicable law, the Committee may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Executive Officer prior to, on or after the Effective Date.

J.AMENDMENT; TERMINATION

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section J to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or Nasdaq rule.

Amended by the Board of Directors on December 12, 2024

POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION                        5

Exhibit A

ATTESTATION AND ACKNOWLEDGEMENT OF POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

By my signature below, I acknowledge and agree that:

1. Receipt and Agreement. I have received and had an opportunity to review the Policy for the Recovery of Erroneously Awarded Compensation (this “Policy”). Further I agree to the terms of the Policy, including that any incentive-based compensation I receive shall be subject to and conditioned upon the provisions of the Policy.

2. Understanding of Policy: I have read and understand this Policy, including its provisions and implications regarding the clawback of erroneously awarded compensation and that I am not entitled to indemnification in connection with any enforcement of the Policy.

3. Compliance: I shall abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, taking all actions requested by the Company in order to enable or facilitate the enforcement of the Policy (including, without limitation, any reduction, cancellation, forfeiture or recoupment of any compensation that I have received or to which I may become entitled).

4. Conflicts: If I find that any recovery rights under the Policy conflict with other contractual rights I may have with the Company or its affiliates, I understand that the terms of the Policy will take precedence. I also agree that no recovery of compensation under the Policy will not entitle me to resign for “good reason” or due to a “constructive termination” (or similar term) under any plan, program, or agreement with the Company.
●

Signature:

Printed Name:

Date: